DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 9, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 08, 2005

3.  Press Release
    -------------

    February 08, 2005

4.  Summary of Material Change
    --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has completed construction of the West Lorne pyrolysis plant and has initiated plant start up procedures as part of its West Lorne BioOil Cogeneration Project. The Company received its Certificate of Approval to operate from the Ontario Ministry of the Environment on January 27th and certificates of completion by key contractors thereafter leading to the commencement of plant start up. The Company previously announced it had received generation and retail energy licenses from the Ontario Energy Board.

Plant start up procedures encompass the testing while in operation of burners, reactor, all technical components, control systems and limited production runs of BioOil and char. The Company plans to ramp up BioOil production in February with sustained BioOil production planned for March of this year.

The West Lorne BioOil Cogeneration Project (first of its kind for pyrolysis technology) is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) for its development and demonstration phases. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The plant conforms to all applicable safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The plant was designed to facilitate scale-up to larger plant capacities.

At full capacity, the plant is designed to process 100 metric tonnes of biomass and produce approximately 70 tonnes of BioOil and 18 tonnes of char per day. The Company will provide periodic updates on its production and operations through its news releases.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 8th day of February 2005.


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - February 8, 2005

     DynaMotive Announces Start Up at West Lorne Following Plant Completion

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has completed construction of the West Lorne pyrolysis plant and has initiated plant start up procedures as part of its West Lorne BioOil Cogeneration Project. The Company received its Certificate of Approval to operate from the Ontario Ministry of the Environment on January 27th and certificates of completion by key contractors thereafter leading to the commencement of plant start up. The Company previously announced it had received generation and retail energy licenses from the Ontario Energy Board.

Plant start up procedures encompass the testing while in operation of burners, reactor, all technical components, control systems and limited production runs of BioOil and char. The Company plans to ramp up BioOil production in February with sustained BioOil production planned for March of this year.

The West Lorne BioOil Cogeneration Project (first of its kind for pyrolysis technology) is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) for its development and demonstration phases. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The plant conforms to all applicable safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The plant was designed to facilitate scale-up to larger plant capacities.

At full capacity, the plant is designed to process 100 metric tonnes of biomass and produce approximately 70 tonnes of BioOil and 18 tonnes of char per day. The Company will provide periodic updates on its production and operations through its news releases.

About SDTC
STDC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.
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For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission